INNATE PHARMA SA
HALF-YEAR FINANCIAL REPORT
JUNE 30, 2022

INNATE PHARMA S.A.
French société anonyme governed by an Executive Board and a Supervisory Boardé
with a share capital of 3,995,355.70 euros composed of
79,893,019 ordinary shares, and 14,095 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France
Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Executive Board of the Company on September 14, 2022, and have been subject to a limited review by our Statutory Auditors. They have been examined by the Supervisory Board of the Company on September 14, 2022.

SUMMARY

INNATE PHARMA AT A GLANCE.............................................................................................................	3
HALF-YEAR MANAGEMENT REVIEW......................................................................................................	4
A.Revenue and other income.....................................................................................................	5
B.Operating expenses.................................................................................................................	8
C.Net financial income (loss).....................................................................................................	10
D.Net income (loss) from discontinued operations ...................................................................	11
E.Balance sheet items.................................................................................................................	12
F.Cash-flow items.......................................................................................................................	13
G.Key events since January 1, 2022 ...........................................................................................	14
H.Nota.........................................................................................................................................	14
I.Main risks and uncertainties for the remaining six months of the fiscal year..........................................................................................................................................	15
J.Related party transactions......................................................................................................	15
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022...........................................................................................................................	16
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)....................................................................................................................................	16
B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)...........................................................................	17
C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)..............................................................................................................	18
D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)........................................................................................................................................	19
E.Interim Consolidated Statements of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)....................................................................................	21
F.Interim Condensed Notes to the Consolidated Financial Statements..............................................................................................................................	22
STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION.......................................................................................................................................	45
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT..................................................................................................................................................	46

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INNATE PHARMA AT A GLANCE
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer. Company’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.
The Company has extensive experience in research and development in immuno-oncology, having been pioneers in the understanding of natural killer cell, or NK cell, biology, and later expanding its expertise in the tumor microenvironment, tumor antigens and antibody engineering fields. The Company has built, internally and through its business development strategy, a broad and diversified portfolio including an approved product, four clinical product candidates and a robust preclinical pipeline. The Company has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, to leverage their development capabilities and expertise for some of its candidates. The Company believe its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2022 generated a net income of 6,303 thousand euros. As of June 30, 2022, shareholders' equity amounted to 116,333 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future product candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2022, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext in Paris and Nasdaq in US, and had 213 employees as of June 30, 2022.
Learn more about Innate Pharma at www.innate-pharma.com.

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HALF-YEAR MANAGEMENT REVIEW
The key elements of Innate Pharma’s financial results for the first half of 2022 are as follows:
•Cash, cash equivalents and financial assets (current and non-current) amounting to €158.2m (million euros) as of June 30, 2022 (€159.7m as of December 31, 2021). At the same date, the financial liabilities amounted to €43.4m, including €12.5m of non-current liabilities (€44.3m as of December 31, 2021, including €13.5m of non-current financial liabilities).
•Revenue and other income from continuing operations amounting to €45.6m (€14.7m for the first half of 2021). This amount mainly results from collaboration and licensing revenue (€41.3m) and from research tax credit (€4.3m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune and Sanofi.
•Operating expenses from continuing operations amounting to €37.1m (€33.9m first half of 2021), of which 67.3% are related to research and development. Research and development expenses from continuing operations amount to €25.0m compared to €21.2m for the first half of 2021 and increase by €3.7m, mainly explained by (i) a €0.7m increase in direct R&D expenses relating to lacutamab clinical program and non-clinical programs, notably IPH65, partially offset by the decrease in others clinical programs expenses; (ii) a €1.7m increase in personnel expenses mainly explained by the increase in share-based payments and (iii) the increase in other R&D expenses explained by the provision relating to the payment to be made to Orega Biotech SAS upon receipt of the $5.0 million milestone payment from AstraZeneca under the IPH5201 collaboration and agreement following the amendment signed on June 1, 2022. General and administrative expenses from continuing operations amounting to €12.1m (€12.6m for the first half of 2021), decreasing by €0.5m. This decrease results mainly from downsizing of the finance organization and exceptional non recurring costs that occured in 2021.
•A loss on the Lumoxiti discontinued operations amounting to €0.1m (€6.2m for the first half of 2021). As a reminder, the Company recorded, as of June 30, 2021, a provision for charges relating to the payment of €5.2 million ($6.2 million) to AstraZeneca under the Lumoxiti transition and termination agreement effective as of June 30, 2021. Pursuant to the April 2022 underlied agreement, the amount of €5.9 million ($6.2 million) was paid by the Company.
•A net income for the first half of 2022 amounting to €6.4m (compared to net loss of €17.5m for the first half of 2021).
Note on change of accounting standards during the period
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2022 and, as such, they have been adopted by the Company:
•Amendments to IAS 16: Property, Plant and Equipment
•Amendments to IAS 37 : Provisions, Contingent Liabilities and Contingent Assets
Those amended standards have no impact on the interim condensed consolidated financial statements.

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A.Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income increased by €30.9 million, to €45.6 million for the six months ended June 30, 2022, as compared to revenue and other income of €14.7 million for the six months ended June 30, 2021.

in thousands of euro	June 30, 2022	June 30, 2021 (1)
Revenue from collaboration and licensing agreements	41,271	8,304
Government funding for research expenditures	4,319	6,368
Revenue and other income	45,589	14,671

(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. See note 17 of the interim condensed consolidated financial statements as of June 30, 2022.
Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements increased by €33.0 million, to €41.3 million for the six months ended June 30, 2022, as compared to revenue from collaboration and licensing agreements of €8.3 million for the six months ended June 30, 2021. As a reminder, these revenues mainly resulted from the spreading of proceeds received in connection with the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020, and with Sanofi in 2016. The revenue recognition is based on the percentage of completion of the work that the Company is committed to carry out under these agreements. Revenue from collaboration and licensing agreements are set forth in the table below:

(in thousands of euro)	June 30, 2022	June 30, 2021 (1)

Proceeds from collaboration and licensing agreements	41,919	7,095
of which monalizumab agreement (AstraZeneca)	16,440	6,095
of which IPH5201 agreement (AstraZeneca)	4,826	—
of which preclinical molecules agreement (AstraZeneca)	17,400	—
of which Sanofi agreement	3,000	1,000
of which other agreements	252	—
Invoicing of R&D costs (IPH5201 and advoralimab agreements)	(21)	1,209
Exchange gains on collaboration agreement	(627)	—
Revenue from collaboration and licensing agreements	41,271	8,304

(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. See note 17 of the interim condensed consolidated financial statements as of June 30, 2022.

Proceeds from collaboration and licensing agreements

Proceeds from collaboration and licensing agreements result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements.
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For monalizumab, these amounts result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100 million milestone regarding the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the contract for the Phase I / II (co-financing) and Phase III studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
In addition to these amounts, AstraZeneca made an additional payment of $50.0 million in June 2022, triggered by the treatment of the first patient in a second Phase 3 trial evaluating monalizumab in April 2022. This additional payment has been treated as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) for an amount of $36.0 million in view to the contractual commitment linked to the Phase I/II studies (co-funding under the initial contract). The remaining $14.0 million was treated as a change in estimate of the transaction price, recognized in the income statement in line with the progress of the Phase I/II studies. This event mainly explains the increase of revenue recognized under monalizumab agreements in the first half of 2022 as compared to the first half of 2021 (cumulative adjustment recognized).
For IPH5201, revenue are related to the recognition of the $50.0 million non-refundable upfront payment received from AstraZeneca in October 2018 and two milestone payments of $5.0m received in March 2020 and August 2022, respectively.
The amounts not yet recognized in revenue are classified as deferred revenue.
Proceeds related to monalizumab - AstraZeneca:
Revenue related to monalizumab increased by €10.3 million, to €16.4 million for the six months ended June 30, 2022, as compared to €6.1 million for the six months ended June 30, 2021. This change mainly results from the transaction price increase of €13.4 million ($14.0 million) triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This change in the transaction price generated a €12.5 million favorable cumulative adjustment in the revenue related to monalizumab agreements for the first half of 2022, partially offset by effects of the decrease in direct monalizumab research and development costs over the period as compared to the first half of 2021, in connection with the Phase 1 & 2 trials maturity.
As of June 30, 2022, the deferred revenue related to monalizumab is €17.3 million (€9.0 million as “Deferred revenue—Current portion” and €8.3 million as “Deferred revenue—Non-current portion”).
Proceeds related to IPH5201 - AstraZeneca:
Revenue related to IPH5201 for the six months ended June 30, 2022 amounted to €4.8 million and results from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
As a reminder, the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program since December 31, 2020 and has not recognized any revenue related to the spreading of milestone received from the agreement with AstraZeneca on IPH5201 as of June 30, 2021.

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Proceeds related to the 2018 option agreement relating to future programs - AstraZeneca:
During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million (€17.4 million). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022.
Proceeds related to IPH6401/SAR’514 - Sanofi :
During the period, the Company was informed of Sanofi's decision to advance IPH6401/SAR'514 into investigational new drug (IND)-enabling studies. As such, Sanofi has selected a second multispecific antibody engaging NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company, fully recognized in revenue as of June 30, 2022. This amount was received by the Company on September 9, 2022.
Invoicing of research and development costs - AstraZeneca:
Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase I trial of avdoralimab and external research and development costs related to IPH5201 are equally shared between Innate Pharma and AstraZeneca, resulting in periodic settlement invoices. These costs are invoiced back on a quarterly basis.
Revenue from invoicing of research and development costs for the six months ended June 30, 2022 decreased by €1.2 million as compared to €1.2 million for the six months ended June 30, 2021. The change between the two periods is mainly explained by the decrease in research and development costs incurred by the Company under these agreements.
Government financing for research expenditures
Government financing for research expenditures decreased by €2.0 million, or 32.2%, to €4.3 million for the six months ended June 30, 2022 as compared to €6.4 million the six months ended June 30, 2021. This change is primarily a result of a decrease in the research tax credit of €0.7 million, which is mainly due to (i) a decrease in eligible subcontracting costs included in research tax credit calculation, in connection with the end of the doubling of public subcontracting expenses eligible for the CIR since January 1, 2022, but also to the decrease in private R&D subcontracting over the period due to the maturity of clinical trials. In addition, this decrease is also explained by the deduction from the CIR calculation base of the remaining FORCE financing received over the period ; (ii) in addition, there is a €1.4 million decrease in grants in connection with the recording in revenue in the first half of 2021 of the first tranche of the repayable advance paid to the Company and linked to the BPI financing contract signed in August 2020. This payment was received by the Company at contract signing. This financing contract was set up as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of June 30, 2021, this financing was considered by the Company to be non-refundable , in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published on July 6, 2021.
The table below details government funding for research expenditures for the six months ended June 30, 2022 and 2021.
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in thousands of euro	June 30, 2022	June 30, 2021

Research tax credits	4,270	4,933
Grants	49	1,435
Government financing for research expenditures	4,319	6,368

B.Operating expenses
The table below presents our operating expenses from continuing activities for the six months periods ended June 30, 2022 and 2021:

in thousands of euro	June 30, 2022	June 30, 2021 (1)
Research and development expenses	(24,956)	(21,208)
General and administrative expenses	(12,140)	(12,643)
Operating expenses	(37,096)	(33,851)
(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. See note 17 of the interim condensed consolidated financial statements as of June 30, 2022.
Research and development expenses (R&D)
Our R&D expenses from continuing activities in the periods presented primarily relate to activities for our clinical and preclinical programs. Our research and development expenses are broken down as set forth in the table below :

in thousands of euro	June 30, 2022	June 30, 2021 (1)
Monalizumab	(770)	(1,450)
Lacutamab	(6,900)	(5,250)
Avdoralimab	(167)	(1,970)
IPH5201	(363)	(160)
Sub-total programs in clinical development	(8,200)	(8,830)
Sub-total programs in preclinical development	(4,188)	(2,863)
Total direct research and development expenses	(12,388)	(11,693)
Personnel expenses (including share-based payments)	(8,722)	(7,048)
Depreciation and amortization	(1,273)	(1,472)
Other expenses	(2,574)	(995)
Personnel and other expenses	(12,569)	(9,515)
Total research and development expenses	(24,956)	(21,208)
(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. See note 17 of the interim condensed consolidated financial statements as of June 30, 2022.
R&D expenses from continuing activities increased by €3.7 million, or 17.7%, to €25.0 million for the six months ended June 30, 2022, as compared to R&D of €21.2 million for the six months ended June 30, 2021.
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R&D expenses represented a total of 67.3% and 62.7% of the total operating expenses for the six months ended June 30, 2022 and 2021, respectively. June 30, 2022, we had 152 employees in research and development functions, compared to 153 employees as of June 30, 2021.
Direct R&D expenses increased by €0.7 million, or 5.9%, to €12.4 million for the six months ended June 30, 2022, as compared to an amount of €11.7 million for the six months ended June 30, 2021. This increase is mainly explained by (i) an increase of 1.7 million euros in expenses relating to the lacutamab program as well as (ii) an increase of 1.4 million euros in expenses relating to the IPH65 preclinical program partially offset by (iii) the decrease expenses related to the avdoralimab and monalizumab programs for respectively 1.8 million euros and 0.7 million euros. These decreases follow (i) the decision taken by the Company at the end of the first half of 2020 to stop recruitment in trials evaluating avdoralimab in oncology and (ii) the maturity of phase I/II clinical trials entering the scope of the collaboration with AstraZeneca regarding monalizumab.
Also, as of June 30, 2022, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €73.1m, as compared to collaborations liabilities to €40.4m as of December 31, 2021. This increase of €32.7m mainly results from (i) the increase in the collaboration commitment for an amount of €34.3m (36.0 million dollars USD) in connection with the launch of the PACIFIC-9 Phase 3 trial by AstraZeneca on April 28, 2022, and (ii) the increase in the collaboration commitment in the amount of €3.7 million in connection with the observed exchange rate fluctuations over the period for the euro-dollar parity, partially offset by (iii) net reimbursements of €5.0 million made in the first half of 2022 to AstraZeneca relating to the co-financing of the monalizumab program, mainly including the Phase 3 INTERLINK-1 trial launched in October 2020.
Personnel and other expenses allocated to R&D increased by €3.1 million, or 32.1%, to €12.6 million for the six months ended June 30, 2022, as compared to an amount of €9.5 million for the six months ended June 30, 2021. This increase is mainly due to (i) the increase of €1.7m in personnel expenses allocated to research and development, of which €1.1m related to share-based payments (implementation of an employee savings plan remunerated in free shares in particular) and (ii) the increase of €1.6m in other expenses allocated to research and development in particular in connection with (a) the provision for charges in the amount of €0.6m expensed in respect of the payment to be issued to the Company Orega Biotech SAS upon receipt of the milestone payment of $5.0m from AstraZeneca, following the signature on June 1, 2022 of an amendment to the initial IPH5201 contract signed in October 2018 and (b) the increase of 0.6 million euros in non-scientific fees allocated to research and development in view of an increase in the use of external service providers in the first half of 2022.
General and administrative expenses:
General and administrative expenses from continuing activities decreased by €0.5 million, or 4.0%, to €12.1 million for the six months ended June 30, 2022, as compared to general and administrative expenses of €12.6 million for the six months ended June 30, 2021. Selling, general and administrative expenses represented a total of 32.7% and 37.3% of the total operating expenses for the six months ended June 30, 2022 and 2021, respectively. The table below presents our general and administrative expenses by nature for the six months ended June 30, 2022 and 2021:

in thousands of euro	June 30, 2022	June 30, 2021 (1)
Personnel expenses (including shared-based payments)	(5,769)	(5,206)
Non scientific advisory and consulting	(2,242)	(2,501)
Other expenses(2)	(4,129)	(4,936)
Total general and administrative expenses	(12,140)	(12,643)
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(1) Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. See note 17 of the interim condensed consolidated financial statements as of June 30, 2022.

(2) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.
Personnel expense includes the compensation paid to our employees, and increased by €0.6 million, to €5.8 million for the six months ended June 30, 2022, as compared to €5.2 million for six months ended June 30, 2021. This increase of €0.6 million is mainly due to the increase in share-based payments, in particular in connection with the implementation of an employee savings plan paid in bonus shares. As of June 30, 2022, we had 61 employees in selling, general and administrative functions, compared to 59 employees as of June 30, 2021.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees as well as consulting fees in relation to business strategy and operations and hiring services. Non-scientific advisory and consulting expenses decreased by €0.3 million, or 10.4%, to €2.2 million for the six months ended June 30, 2022 as compared to €2.5 million for the six months ended June 30, 2021. This decrease is mainly due to the decrease in fees in connection with (i) the services of lawyers relating to the arbitration procedure between the Company and Orega Biotech concerning the joint ownership of certain patents relating to IPH5201, settled at the end of 2021 and (ii) the services provided in 2021 as part of support for the application of internal control standards in connection with the Sarbanes-Oxley Act following the Nasdaq listing of the Company in October 2019.
The fall in other expenses of €0.8m mainly results from non recurring provisions for liabilities and charges booked in the 1st half of 2021 reversed in 1st half of 2022.

C.Net financial income (loss)
We recognized a net financial loss of €2.1 million in the six months ended June 30, 2022 as compared to a net financial gain of €1.7 million in the six months ended June 30, 2021. This variance mainly results from the variance in fair value of our financial instruments (net gain of €1.0 million as compared to a net loss of €2.3 million for the six months ended June 30, 2021 and 2022, respectively). The decline in the fair value of our financial instruments observed in the first half of 2022 results from the impact of the COVID-19 health crisis as well as the Ukrainian crisis on the financial markets.
The table below presents the components of our net financial income (loss) for the six months ended June 30, 2022 and 2021:
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(in thousands of euro)	June 30, 2022	June 30, 2021

Interests on financial assets	198	171
Change in valuation allowance on financial instruments	53	1,040
Foreign exchange gains	3,797	2,185
Other financial income	—	94
Financial income	4,048	3,490
Foreign exchange losses	(3,663)	(1,602)
Unrealized losses on financial assets	(2,309)	—
Interest on financial liabilities	(194)	(160)
Other financial expenses	—	(18)
Financial expenses	(6,166)	(1,781)
Net financial income (loss)	(2,118)	1,709
For the six months ended June 30, 2022 and 2021, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets. Unrealized losses on financial assets relate to unquoted instruments.

D.Net income (loss) from discontinued operations
Further to Innate's decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021.
Consecutively, activities related to Lumoxiti are presented as discontinued operations as of October 1, 2021. Comparative items for the first half of 2021 have been restated compared to previous publications, in accordance with IFRS5.
Thus, the net income from discontinued operations related to Lumoxiti represents a net loss of €0.1 million compared to a net loss of €6.2 million for the first half of 2022 and the first half of 2021, respectively. As a reminder, the Company had recorded as of June 30, 2021 a provision for charges of €5.2m ($6.2 million) in connection with the Lumoxiti termination and transition agreement, effective as of June 30, 2021. This amount was presented in selling, general and administrative expenses (see table below) was paid by the Company in accordance with said agreement in April 2022 for an amount of €5.9m ($6.2 million).
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(in thousands of euro)	June 30, 2022	June 30, 2021
Revenue and other income
Revenue from collaboration and licensing agreements	—	—
Sales	42	1,015
Total revenue and other income	42	1,015
Operating expenses
Research and development expenses	(11)	(586)
Selling, general and administrative expenses	(104)	(6,678)
Impairment of intangible assets	—	—
Total operating expenses	(115)	(7,264)
Net income (loss) from distribution agreements	—	—
Operating income (loss)	(73)	(6,249)
Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—
Net income (loss) before tax	(73)	(6,249)
Income tax expense	—	—
Net income (loss) from discontinued operations	(73)	(6,249)

E.Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €158.2m as of June 30, 2022, as compared to €159.7m as of December 31, 2021. Net cash as of June 30, 2022 amounted to €92.5m (€89.1m as of December 31, 2021). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
Since its incorporation in 1999, the Company has been primarily financed by revenue from its collaboration, licensing agreements (€519.1m in total, or $592.0m), and by issuing new shares (€306.4m in total excluding share-based payments and the costs the costs associated with capital increases). The Company has also benefited from the research tax credit (CIR) and fundings received from BPI France (ex-Oseo) in repayable advances not bearing interest and PTZI loan. As of June 30, 2022, the Company is not liable for any reimbursement in respect of these reimbursable advances and PTZI loan. The Company also has bank borrowings of €40.9m, including €28.8m of State Guaranted Loans (“Prêts Garantis par l’Etat”) as of June 30, 2022, and €2.5m of lease liabilities.
Management has ensured that the Company is an SME Company according to the criteria of the European Union and can therefore benefit from the early repayment of the CIR (Research Tax Credit) until December 31, 2019. On this date, the Company no longer met the eligibility criteria for this status (criteria not met as of December 31, 2018 and 2019). Thus, the CIR for the years 2019 and 2020 represent a claim on the French Treasury which will in principle be set off against the French corporation tax due by the company for the following three years. The remaining portion of the tax credit not compensated at the end of such a period may then be reimbursed to the Company the European Union and can therefore benefit from the early reimbursement of the CIR in 2022 for the 2021 tax year. As of June 30, 2022, the CIR relating to the 2021 tax year has not yet been reimbursed to the Company. Since its creation, the Company has benefited from the CIR to the tune of €125.6m, of which €80.6m have been reimbursed.
Innate Pharma |Half-year financial report June 30, 2022 | 12

The other key balance sheet items as of June 30, 2022 are as follows:
•Deferred revenue of €17.4m (including €8.3m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities amounting to €73.1m (including €59.0m booked as ‘Collaboration liabilities - non-current portion’) relating to the remainder of the initial payment from AstraZeneca not yet recognized as revenue or used as part of the co-financing of the monalizumab program with AstraZeneca;
•Receivables from the French government amounting to €44.4m in relation to the research tax credit for 2019 to 2021 and the six-month period ended June 30, 2022;
•Intangible assets for a net book value of €43.3m, mainly corresponding to the rights and licenses relating to the acquisition of the monalizumab and avdoralimab;
•Shareholders’ equity of €116.3m including the net income for the first half of 2022 of €6.3m.

F.Cash-flow items
As of June 30, 2022, cash and cash equivalents amounted to €102.9m, a decrease of €0.8m compared to December 31, 2021.
The following table sets forth cash flow data for the six months ended June 30, 2022 and 2021:

in thousands of euro	June 30, 2022	June 30, 2021
Cash flows from / (used in) operating activities	1,218	(31,163)
Cash flows from / (used in) investing activities	(395)	(247)
Cash flows from / (used in) financing activities	(960)	(1,226)
Effect of the exchange rate changes	(670)	(178)
Net increase / (decrease) in cash and cash equivalents:	(808)	(32,815)

Cash flows from / (used in) operating activities:
Our net cash flow from operating activities increased by €32.4 million to €1.2 million for the six months ended June 30, 2022 as compared to net cash flow used in operating activities of €31.2 million for the six months ended June June 30, 2021. This increase mainly results from the collection of €47.7 million, in June 2022, following the treatment of the first patient in the second Phase 3 clinical trial evaluating monalizumab, “PACIFIC-9”. This increase is partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 persuant to the Lumoxiti termination and transition agreement.
As a reminder, net cash flow used in operating activities for the first half of 2021 included €8.0 million of proceeds from Sanofi in January and February 2021, under the IPH6101/SAR443579 agreement signed in 2016.
Restated for these transactions, net cash flow used in operating activities for the first half of 2022 increases by €1.4 million as compared to the first half of 2021. This change results from the increase of the outflows in relation with the Company’s operating activities, notably the net collaboration liabilities outflows related to the monalizumab collaboration agreement.
Net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €5.5 million for the first half of 2022, as compared to €4.4 million for the first half of 2021. The amount consumed for the first half of 2022 relates to the payment of €5.5 million ($6.2 million) made to AstraZeneca in April 2022 in accordance with the Lumoxiti termination and transition agreement effective as of June 30, 2021.
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Cash flows from / (used in) investing activities:
Our net cash flow used in investing activities for the six months ended June 30, 2022 were €0.4 million, as compared to net cash flow used in investing activities of €0.2 million for the six months ended June 30, 2021. The Company has not made any investments in tangible, intangible or significant current and non-current financial assets during the first half of 2022 and 2021.
Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for the first half of 2022 and 2021, respectively.
Cash flows from / (used in) financing activities:
Our net cash flows used in financing activities for the six months ended June 30, 2022 were €1.0 million as compared to net cash flow used in financing activities of €1.2 million the six months ended June 30, 2021. These consumptions are mainly related to repayments of financial liabilities.
Net cash flows consumed by financing activities in connection with the Lumoxiti discontinued operation were nil for the first half of 2022 and 2021, respectively.
G.Key events since January 1, 2022
•On April 29, 2022, the Company announced the inclusion of the first patient in the “PACIFIC-9” Phase 3 trial evaluating durvalumab in combination with monalizumab or oleclumab in patients with lung cancer. Under the monalizumab collaboration and license agreement entered into with AstraZeneca in 2015, AstraZeneca paid on June 17, 2022 a payment of $50.0 million (€47.7 million).
•On June 1, 2022, the Company signed an amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018. Subsequently, the Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancers for which the Company will be the sponsor. In accordance with the amendment signed on June 1, 2022, the Company is eligible for a milestone payment of $5.0 million by AstraZeneca. This milestone payment was received on August 2, 2022 by the Company for an amount of €4.9 million.
•During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million (€17.4 million). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022
•During the period, the Company was informed of Sanofi's decision to advance IPH6401/SAR’514 towards regulatory preclinical studies aimed at studying an investigational new drug. As such, Sanofi has selected a second multispecific antibody that engages NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company. This amount was received by the Company on September 9, 2022.
H.Nota
The interim condensed consolidated financial statements for the six-month period ended June 30, 2022 were established in accordance with IAS 34 standard adopted by European Union and have been subject to a limited
Innate Pharma |Half-year financial report June 30, 2022 | 14

review by our Statutory Auditors and were approved by the Executive Board of the Company on September 14, 2022. They were reviewed by the Supervisory Board of the Company on September 14, 2022. They will not be submitted for approval to the general meeting of shareholders.
I.Main risks and uncertainties for the remaining six months of the fiscal year
Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 4, 2022 (AMF number D.22-0234). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the universal registration document available on the internet website of the Company.
Furthermore, the conflict triggered by Russia's invasion of Ukraine on February 24, 2022 had no significant direct or indirect consequences on the Company's interim consolidated financial statements for the first half of 2022. The Company will continue to monitor developments in the situation in the second half of the year and will update its estimates and assumptions accordingly. At this stage, the Company does not expect a material impact on direct or indirect financial flows related to transactions with Ukraine and Russia.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

H.Related party transactions
Transactions with related parties during the periods under review are disclosed in Note 19 to the interim consolidated financial statements.

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INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022
A.Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents	4	102,949	103,756
Short-term investments	4	20,401	16,080
Trade receivables and others	5	48,447	18,420
Total current assets		171,797	138,256

Non-current assets
Intangible assets	6	43,260	44,192
Property and equipment	7	9,556	10,174
Non-current financial assets	4	34,806	39,878
Other non-current assets		149	148
Trade receivables and others - non-current	5	13,084	29,821
Deferred tax asset	16	7,778	5,028
Total non-current assets		108,633	129,241

Total assets		280,430	267,496
Liabilities

Current liabilities
Trade payables and others	8	18,667	28,573
Collaboration liabilities – current portion	13	14,167	7,418
Financial liabilities – current portion	9	30,851	30,748
Deferred revenue – current portion	13	9,094	12,500
Provisions - current portion	18	782	647
Total current liabilities		73,561	79,886

Non-current liabilities
Collaboration liabilities – non-current portion	13	58,954	32,997
Financial liabilities – non-current portion	9	12,523	13,503
Defined benefit obligations	10	2,696	2,975
Deferred revenue – non-current portion	13	8,333	25,413
Provisions - non-current portion	18	253	253
Deferred tax liabilities	16	7,778	5,028
Total non-current liabilities		90,537	80,169

Shareholders’ equity
Share capital	11	3,988	3,978
Share premium	11	377,998	375,220
Retained earnings		(272,241)	(219,404)
Other reserves		284	456
Net income (loss)		6,303	(52,809)
Total shareholders’ equity		116,333	107,440

Total liabilities and shareholders’ equity		280,430	267,496

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B.Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

	Note	June 30, 2022	June 30, 2021 (1)

Revenue from collaboration and licensing agreements	13	41,271	8,304
Government financing for research expenditures	13	4,319	6,368
Lumoxiti Sales	13	—	—

Revenue and other income		45,589	14,671

Research and development expenses	14	(24,956)	(21,208)
General and administrative expenses	14	(12,140)	(12,643)

Operating expenses		(37,096)	(33,851)

Operating income (loss)		8,494	(19,179)

Financial income	15	4,048	3,490
Financial expenses	15	(6,166)	(1,781)

Net financial income (loss)		(2,118)	1,709

Net income (loss) before tax		6,376	(17,470)

Income tax expense	16	—	—

Net income (loss) from continuing operations		6,376	(17,470)

Net income (loss) from discontinued operations	17	(73)	(6,249)

Net income (loss)		6,303	(23,719)

Net income (loss) per share :
Weighted average number of shares :		79,753,657	78,997,954

(in € per share)
- Basic income (loss) per share	20	0.08	(0.30)
- Diluted income (loss) per share	20	0.08	(0.30)
-Basic income (loss) per share from continuing operations	20	0.08	(0.22)
- Diluted income (loss) per share from continuing operations	20	0.08	(0.22)
-Basic income (loss) per share from discontinued operations	20	—	(0.08)
- Diluted income (loss) per share from discontinued operations	20	—	(0.08)

(1)Comparative relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. See note 17 of the interim condensed consolidated financial statements as of June 30, 2022.

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C.Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2022	June 30, 2021
Net income (loss) for the period:	6,303	(23,719)
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	471	566
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	(670)	(178)
Other comprehensive income (loss)	(199)	388
Total comprehensive (loss)	6,104	(23,331)
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D.Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2022	June 30, 2021
Net income (loss)		6,303	(23,719)
Depreciation and amortization, net	6, 7	2,030	2,168
Employee benefits costs	10	192	268
Change in provision for charges	18	134	4,952
Share-based compensation expense	14	2,596	853
Change in valuation allowance on financial assets	4	2,255	(1,031)
Gains (losses) on financial assets	4	(1,333)	(443)
Change in valuation allowance on financial instruments	4	(100)	(170)
Gains on assets and other financial assets	15	(25)	(86)
Interest paid	15	194	160
Other profit or loss items with no cash effect	13	(52)	(1,476)
Operating cash flow before change in working capital		12,194	(18,524)
Change in working capital		(10,976)	(12,638)
Net cash generated from / (used in) operating activities:		1,218	(31,162)
Acquisition of intangible assets, net	5,6 & 8	—	(33)
Acquisition of property and equipment, net	7.8	(420)	(240)
Purchase of non-current financial instruments	4	—	—
Disposal of property and equipment	4	—	2
Purchase of other assets		(1)	(63)
Interest received on financial assets	15	25	86
Net cash generated from / (used in) investing activities:		(395)	(247)
Proceeds from the exercise / subscription of equity instruments	11	192	61
Repayment of borrowings	9	(958)	(1,127)
Net interest paid		(194)	(160)
Net cash generated / (used in) from financing activities:		(960)	(1,226)
Effect of the exchange rate changes		(670)	(178)
Net increase / (decrease) in cash and cash equivalents:		(807)	(32,812)
Cash and cash equivalents at the beginning of the year:	4	103,756	136,792
Cash and cash equivalents at the end of the six-months period:	4	102,949	103,980

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Change in working capital	Note	June 30, 2022	December 31, 2021	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	61,531	48,241	(13,290)
Deferred revenue - current and non-current portion	13	(17,427)	(37,913)	(20,486)
Trade payables and others (excluding payables related to capital expenditures)	8	(18,667)	(28,573)	(9,906)
Collaboration liabilities - current and non-current portion	13	(73,121)	(40,415)	32,706
Total change in Working Capital		(47,684)	(58,660)	(10,976)

Change in working capital	Note	June 30, 2021	December 31, 2020	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	45,121	51,635	6,514
Deferred revenue - current and non-current portion	13	(38,066)	(43,973)	(5,907)
Trade payables and others (excluding payables related to capital expenditures)	8	(17,026)	(29,519)	(12,492)
Collaboration liabilities - current and non-current portion	13	(45,934)	(46,686)	(752)
Total change in working capital		(55,905)	(68,543)	(12,638)

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E.Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2020	78,986,490	14,462	3,950	372,131	(156,476)	355	(63,984)	155,976

Net loss	—	—	—	—	—	—	(23,719)	(23,719)
Actuarial gains on defined benefit obligations	—	—	—	—	—	566	—	566
Foreign currency translation loss	—	—	—	—	28	(206)	—	(178)
Total comprehensive loss for the period	—	—	—	—	28	360	(23,719)	(23,331)

Allocation of prior period income (loss)	—	—	—	—	(63,984)	—	63,984	—
Exercise and subscription of equity instruments	41,050	(85)	2	59	—	—	—	61
Shared-based payment	—	—	—	853	—	—	—	853
June 30, 2021	79,027,540	14,377	3,952	373,043	(220,431)	715	(23,719)	133,561

December 31, 2021	79,542,627	14,095	3,978	375,220	(219,404)	456	(52,809)	107,440

Net loss	—	—	—	—	—	—	6,303	6,303
Actuarial loss on defined benefit obligations	—	—	—	—	—	471	—	471
Foreign currency translation loss	—	—	—	—	(28)	(642)	—	(670)
Total comprehensive loss for the period	—	—	—	—	(28)	(171)	6,303	6,104

Allocation of prior period income (loss)	—	—	—	—	(52,809)	—	52,809	—
Exercise and subscription of equity instruments	211,030	—	11	181	—	—	—	191
Shared-based payment	—	—	—	2,596	—	—	—	2,596
June 30, 2022	79,753,657	14,095	3,988	377,998	(272,241)	284	6,303	116,333

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F.Interim Condensed Notes to the Consolidated Financial Statements
1.The Company and key events
1.1The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.
Company’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.
The company is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.
Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2022 generated a net income of 6,303 thousand euros. As of June 30, 2022, shareholders' equity amounted to 116,333 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future product candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The activity of the Company is not subject to seasonal effects.
As of June 30, 2022, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Pharma is based in Marseille, France and listed on Euronext Paris and Nasdaq in the U.S., and had 213 employees as of June 30, 2022.
1.2Key events for the six-month period ended June 30, 2022
•On April 29, 2022, the Company announced the inclusion of the first patient in the “PACIFIC-9” Phase 3 trial evaluating durvalumab in combination with monalizumab or oleclumab in patients with lung cancer. Under the monalizumab collaboration and license agreement entered into with AstraZeneca in 2015, AstraZeneca paid on June 17, 2022 a payment of $50.0 million (€47.7 million).
•On June 1, 2022, the Company signed an amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018. Subsequently, the Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancers for which the Company will be the sponsor. In accordance with the amendment signed on June 1, 2022, the Company is eligible for a milestone payment of $5.0 million by AstraZeneca. This milestone payment was received on August 2, 2022 by the Company for an amount of €4.9 million.
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•During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million ( €17.4 million). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022
•During the period, the Company was informed of Sanofi's decision to advance IPH6401/SAR’514 towards regulatory preclinical studies aimed at studying an investigational new drug. As such, Sanofi has selected a second multispecific antibody that engages NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company. This amount was received by the Company on September 9, 2022.

2.Basis of presentation and statement of compliance
2.1Basis of preparation
The interim condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 and the related notes (together, the “interim condensed consolidated financial statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
The interim condensed consolidated financial statements were closed by the Executive Board, approved and authorized by the Supervisory Board upon recommendation of the Audit Committee on September 14, 2022.
They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”). Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the interim condensed consolidated financial statements are also prepared in accordance with IFRS, as adopted by the European Union (EU).For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements.
The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2021.
The results of the operations for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other interim period or for any year in the future.
Except for number of shares and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the interim condensed consolidated financial statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

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2.2Use of judgments and estimates
The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 18.1.1 in paragraph 2.w) of the appendix to the consolidated financial statements as of December 31, 2021 of the Universal Registration Document published on April 24, 2022. Estimates and judgments which impact the condensed consolidated financial statements at June 30, 2022 are:
•accounting for collaboration and licensing agreements (note 6 and 13);
•estimate of the recoverable amount of the acquired and under progress licenses (note 6);
•estimate of the useful life of the acquired licenses (note 6).

2.3Recently issued accounting standards and interpretations
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2022 and, as such, they have been adopted by the Company:
•Amendments to IAS 16: Property, Plant and Equipment
•Amendments to IAS 37 : Provisions, Contingent Liabilities and Contingent Assets
Those amended standards have no impact on the interim condensed consolidated financial statements.
2.4Translation of transactions denominated in foreign currency
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	June 30, 2021		December 31, 2021		June 30, 2022
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	1.2053	1.1824	1.1827	1.1326	1.0933	1.0387

3.Management of financial risks
The Company did not identify other risks than the ones presented in the consolidated financial statements as of and for the year ended December 31, 2021.

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4.Cash, cash equivalents, short-term investments and non-current financial assets

(in thousands of euro)	June 30, 2022	December 31, 2021

Cash and cash equivalents	102,949	103,756
Short-term investments	20,401	16,080
Cash, cash equivalents and short-term investments	123,350	119,836
Non-current financial assets	34,806	39,878
Cash, cash equivalents and financial assets	158,156	159,714

Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts.

As of June 30, 2022, the Company also holds seven units in “SICAVs” and shares in mutual funds. The risk profiles of these funds are rated from 1 to 7 by the financial institution that manages and markets these funds (1 being the lowest risk profile).When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.
Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of June 30, 2022 and December 31, 2021, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €42,505 thousand and €47,164 thousand, respectively.
Changes in short-term investments and non-current financial assets for the six months ended June 30, 2021 and 2022 are the following:

(in thousands of euro)	December 31, 2021	Additions (1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2022
Short-term investments	16,080	2,935	—	53	—	1,333	20,401
Non-current financial assets	39,878	—	(2,935)	(2,308)	172	—	34,806
Total	55,958	2,935	(2,935)	(2,255)	172	1,333	55,207

(in thousands of euro)	December 31, 2020	Additions	Deductions	Variance of fair value through the consolidated statement of income (loss)	Variation of accrued interests	Foreign currency effect	June 30, 2021
Short-term investments	14,845	—	—	53	—	443	15,341
Non-current financial assets	38,934	—	—	978	170	—	40,083
Total	53,779	—	—	1,031	170	443	55,424
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
Innate Pharma |Half-year financial report June 30, 2022 | 25

(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.

In the six months ended June 30, 2022 , variance of fair value through the consolidated statement of income (loss) is made of €2,308 thousand of unrealized loss on non-current financial assets and €53 thousand of unrealized gains on short-term investments. In the six months ended June 30, 2021, variance of fair value through the consolidated statement of income (loss) was made of €978 thousand of unrealized gains on non-current financial assets and €53 thousand of unrealized gains on short-term investments (see note 16).

5.Trade receivables and others

(in thousands of euro)	June 30, 2022	December 31, 2021

Other receivables	78	814
Research tax credit(1)	31,309	10,310
Other tax credits	333	333
Prepaid expenses	3,688	2,582
VAT refund	1,545	1,170
Trade account receivables (2)	8,565	846
Prepayments made to suppliers	2,929	2,364
Receivables and others	48,447	18,420
Research tax credit(1)	13,084	29,821
Receivables and others - non-current	13,084	29,821
Trade receivables and others	61,531	48,241

(1) The Research tax credit is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of €13,084 thousand recognized in non-current receivables corresponds to the CIR for the 2020 tax year following the fact that the Company no longer meets the eligibility criteria for the SME status as of December 31, 2019. As of December 31, 2020 and 2021 respectively, the Company has ensured that the eligibility criteria for the SME status are met again. The Company is therefore eligible for the early repayment by the French treasury during the fiscal year 2022 of the 2021 Research Tax Credit for an amount of €10,302 thousand. This amount has not yet been received by the Company as of June 30, 2022 and is classified as current receivable in the same way as the CIR for the 2019 tax year, for an amount of €16,737 thousand, and the first half of 2022 for an amount of €4,270 thousand.

(2) As of June 30,2022, this amount includes a receivable of €4,676 thousand linked to the IPH5201 collaboration and license option agreement. This receivable follows the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment formalizes the terms of the collaboration following AstraZeneca's decision to advance IPH5201 to a Phase 2 study. This amount was paid to the Company in August 2022. In addition, there is a receivable of €3,000 thousand linked to the collaboration and licensing agreement signed with Sanofi in January 2016. This receivable resulted from the decision taken by Sanofi to advance IPH6401/SAR'514 towards regulatory preclinical studies for the study of a new investigational drug. This payment was received by the Company in January 2021.
The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

Innate Pharma |Half-year financial report June 30, 2022 | 26

6.Intangible assets

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total

January 1, 2021	5,103	185	41,000	46,289
Acquisitions	—	13	—	13
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations	(1,039) (1)	(70)	—	(1,109)
Transfers	—	—	—	—

June 30, 2021	4,064	128	41,000	45,193

January 1, 2022	3,161	29	41,000	44,192
Acquisitions	—	—	—	—
Additional considerations	—	—	—	—
Disposals	—	—	—	—
Amortizations	(940) (1)	—	—	(940)
Transfers	—	—	—	—

June 30, 2022	2,221	29	41,000	43,260

(1) As of June 30,2021, this amount related in its entirety to the amortization of rights related to the monalizumab. As of June 30, 2022, this amount includes the amortization of rights related to the monalizumab for an amount of €903 thousand.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of June 30, 2022 and estimated that it would be fully amortized by 2023, which is the same estimation as of December 31, 2021, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were €2,252 thousand and €3,155 thousand as of June 30, 2022 and December 31, 2021, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020). These collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 have been fully amortized since December 31, 2020.
As a reminder, Orega Biotech claimed joint ownership of certain patents relating to IPH5201. The Company and Orega Biotech have resolved these claims in an arbitration proceeding, which decision was rendered in December 2021. As a result of this decision, the Company is required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201. Following this arbitration decision, the Company paid in January 2022 an additional amount of €0.4 million to Orega. This additional payment was fully amortized as of December 31, 2021.

Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial. As avdoralimab is still in clinical trial, the acquired
Innate Pharma |Half-year financial report June 30, 2022 | 27

rights are classified as intangible asset in progress. They were subject to annual impairment test. No impairment were recorded since inception. These acquired rights will be amortized when the Company obtains economic benefits.

According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of June 30, 2022, according to the uncertainty of these potential future payments, no liability was recognized.

Development costs incurred by the Company are recognized as research and development expenses.

As of June 30, 2022, the Company has not identified any indication of impairment of the avdoralimab rights in the first half of 2022.

As a reminder, the Company had performed an impairment test as of December 31, 2021, in accordance with IAS 36 "Impairment of assets". The Company applied IAS 36 "Impairment of assets" and assessed whether there was any indication of impairment that could lead to the impairment of a recognized intangible asset. The Company estimated the recoverable amount of the unamortized intangible asset avdoralimab using a discounted cash flow model which confirmed that no impairment is required. The following main assumptions were used to determine the recoverable amount, based on the cash flows determined using the marketing plan and budget approved by management :

•Cash flows are set on the basis of the development and commercialization plans and budgets approved by Management;

•A discount rate of 11%;

•A risk of development is taken into consideration by applying probabilities of success of reaching future phases of development to cash flows related to each development phases; Those average probabilities of success of R&D projects are based on an article published in Nature Review Drug Discovery;

•For the commercialization phase, selling price and sales volume are estimated on the basis of the potential market and the observed performances of comparable drugs currently on the market. Decrease in sales volume applied to the forecasted revenue once the related rights fall off-patent.

In case of failure of the clinical trials in progress, the Company may have to depreciate the intangible asset corresponding to the avdoralimab rights.

The Company did not identify any reasonable potential variance in the key assumptions that may generate an impairment as of June 30, 2022.

Sensitivity testing regarding these following assumptions and other assumptions such as: discount rate (+1%), decrease in sales volume (- 25%) and growth rate at termination (-1%) were performed. These tests did not reveal any impairment.

Avdoralimab does not generate economic benefits yet for the Company. In accordance with IAS 38, it will be amortized when it generates economic benefits, which can result from:

•The drug candidate commercialization ; or,

•An out-licensed agreement.

If the Company commercialize the drug product on its own, it will have to determine the amortization period of the related capitalized rights. It will have to estimate their useful life, considering the date when they fall off patent. Those capitalized rights will be amortized on a straight line basis during the estimated useful life.

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If the Company entered in an out-licensed agreement, the Company will have to perform an analysis to determine if the control of the rights are transferred to a third-party, and thus will have to derecognize the capitalized rights. If the Company conclude that it keeps the control of the rights, it will determine their useful life and will amortize them on a straight line basis during this useful life.

7.Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which finannce leases

January 1, 2021	5,751	5,576	367	11,694	6,423
Acquisitions	—	260	—	260	—
Disposals	—	(2)	—	(2)	—
Depreciation	(393)	(668)	—	(1,061)	(535)
Transfers	—	4	(4)	—	—

June 30, 2021	5,358	5,170	363	10,891	5,888

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets(3)

January 1, 2022	4,981	5,187	6	10,174	5,342
Acquisitions	14	458	—	472	—
Disposals	—	—	—	—	—
Depreciation	(379)	(711)	—	(1,090)	(534)
Transfers	—	—	—	—	—

June 30, 2022	4,616	4,934	6	9,556	4,808

8.Trade payables and others

(in thousands of euro)	June 30, 2022	December 31, 2021

Suppliers (excluding payables related to capital expenditures)	12,924	14,729
Tax and employee-related payables	5,478	7,463
Other payables	13	6,380
Trade payables and others (excluding payables related to capital expenditures)	18,415	28,573
Payables related to capital expenditures	252	—
Payables and others	18,667	28,573

The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

Innate Pharma |Half-year financial report June 30, 2022 | 29

9.Financial liabilities

(in thousands of euro)	December 31, 2021	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2022
State guaranteed loan Société Générale (1)	20,000	—	50	—	—	20,050
State guaranteed loan BNP Paribas (1)	8,700	—	22	—	—	8,722
Lease liabilities – Building "Le Virage"	1,875	—	—	(260)	—	1,614
Lease liabilities – Premises Innate Inc.	391	—	45	(44)	5	396
Lease liabilities – Laboratory equipment	464	—	—	(87)	—	376
Lease liabilities – Vehicles	53	—	38	(19)	—	71
Lease liabilities - Printers	35	—	—	(4)	—	31
Borrowing – Equipment	209	—	—	(27)	—	181
Borrowing – Building	12,525	—	—	(591)	—	11,933
Total	44,252	—	155	(1,032)	5	43,374

(in thousands of euro)	December 31, 2020	Proceeds from borrowing	Proceeds from lease liabilities (non cash)	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2021
BPI PTZI IPH41	150	—	—	(150)	—	—
Lease liabilities – Real estate property	1,454	—	(1,454)	—	—	—
Lease liabilities – Building "Le Virage"	2,387	—	—	(255)	—	2,131
Lease liabilities – Premises Innate Inc.	447	—	—	(18)	(5)	423
Lease liabilities – Laboratory equipment	639	—	—	(87)	—	551
Lease liabilities – Vehicles	21	—	—	(6)	—	14
Lease liabilities - Printers	41	—	—	(2)	—	39
Borrowing – Equipment	262	—	—	(25)	—	236
Borrowing – Building	13,687	—	—	(579)	—	13,107
Total	19,087	—	(1,454)	(1,121)	(5)	16,502

(1) On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years usable from August, 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. As of June 30, 2022, the Company was not able to use the options to extend the principal repayment of these loans. Thus, at the same date, the effective interest rate applied to these contracts is 0.5% which is the contractual rate for repayment within one year. In August 2022, the Company communicated to Société Générale and BNP Paribas its desire to use the capital repayment extension options of the two State-Guaranteed Loans (“PGE”) contracted in December 2021 (see note 21).
Finance lease obligations relate primarily to real estate property in relation to the acquisition in 2008 of the Company’s headquarters and main laboratories. They are presented in the above table net of the cash collateral paid to Sogebail, the lessor.
Innate Pharma |Half-year financial report June 30, 2022 | 30

On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.

The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of June 30, 2022, the remaining capital of the loan amounted to €11,933 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in July 2027 and €6,000 thousand in July 2031.

This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.

The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2022:

(in thousands of euro)	Within 1 year	From 2nd to 5th year included	Over 5 years	Total

State guaranteed loan Société Générale	20,050	—	—	20,050
State guaranteed loan BNP Paribas	8,722	—	—	8,722
Lease liabilities – Building "Le Virage"	527	1,088	—	1,614
Lease liabilities – Premises Innate Inc.	91	299	—	396
Lease liabilities – Laboratory equipment	178	199	—	376
Lease liabilities – Vehicles	29	44	—	71
Lease liabilities - Printers	9	22	—	31
Borrowing – Equipment	55	126	—	181
Borrowing – Building	1,198	5,039	5,697	11,933
Total financial liabilities	30,859	6,817	5,697	43,374

10.Employee benefit
Defined benefit obligation

(in thousands of euro)	June 30, 2022	December 31, 2021

Allowance for retirement defined benefit	2,306	2,544
Allowance for seniority awards	390	432
Defined benefit obligations	2,696	2,975
Amounts recognized in the statement of financial position are determined as follows (in thousand euros):
Innate Pharma |Half-year financial report June 30, 2022 | 31

As of January 1, 2021	4,177

IAS19 Restatement related to change in calculation method - IFRIC (1)	(1,054)

As of January 1, 2021 Restated	3,123

Service cost	484
Interest costs	(47)
Actuarial (gain) / loss	(584)

As of December 31, 2021	2,976

Service cost	205
Interest costs	(14)
Actuarial (gain) / loss	(471)

As of June 30, 2022	2,696
(1) As a reminder, in its April 2021 Update, the IFRS IC published a final agenda decision clarifying how to calculate the obligation relating to certain defined benefit plans. The effects of this change of method are therefore taken into account retrospectively as of January 1, 2021 in respect of 2020's and prior years defined benefit obligation. The adjustment at that date corresponds to a reduction in the 2020 commitments in the amount of €1,054 thousand. This reversal has been offset against previous reserves and retained earnings.

Discount rates used by the Company to evaluate retirement benefits were based on iBoxx Corporate AA. They amounted to 3.20% and 0.95% as of June 30, 2022 and December 31, 2021, respectively.

11.Capital
11.1Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2022, the Company’s share capital amounted to €3,988,388 divided into (i) 79,753,657 ordinary shares, each with a nominal value of €0.05; (ii) 6,514 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.
Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
On October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfilment of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
In April 3, 2021, the retention period for the "2017 free preferred shares" has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. According to these same performance criteria, the Executive Board of April 7, 2021 noted that the "2017 preferred shares" did not give right to any ordinary shares. The “2017 preferred shares” will not be redeemed by the Company and will remain incorporated into the capital, unless subsequently decided by the
Innate Pharma |Half-year financial report June 30, 2022 | 32

Executive Board. As the conversion is void, the "2017 preferred shares" no longer give the right to vote at our general meetings, nor to receive dividends.

In the six months ended June 30, 2022, a capital increase of €10,552 occurred as a result of the Executive Board decisions on February 14, 2022 and April 22, 2022, subsequent to (i) the conversion of 750 “2012” BSAAR and (ii) the creation of 185,280 ordinary shares following the set-up of a company saving plan for the benefit of the Company’s employees, including 138,960 ordinary shares issued free of charge (top-up) and the definitive acquisition of 25,000 free shares allocated on April 29, 2019 under the “AGA New Members 2017” plan. These events led to a net capital increase of €10,552 and an increase in share premium of €180,891, broken down as follows: (i) a creation of 750 ordinary shares, with a nominal value of €0.05, for an issue price of €2.04, (ii) a creation of 138,960 ordinary shares, with a nominal value of €0.05 and a creation of 46,320 ordinary shares, with a nominal value of €0.05, for an issue price of €4.10 per share, and (iii) a creation of 25,000 ordinary shares, with a nominal value of €0.05.
11.2Treasury shares
The Company held 18,575 of its own shares as of June 30, 2022 and December 31, 2021, respectively.

11.3Share based payments
The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:
Innate Pharma |Half-year financial report June 30, 2022 | 33

Date	Types	Number of warrants issued as of 6/30/2022	Number of warrants void as of 6/30/2022	Number of warrants exercised as of 6/30/2022	Number of warrants outstanding as of 6/30/2022	Maximum number of shares to be issued as of 6/30/2022	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	2.04
May 27, 2013	BSAAR 2012	146,050	—	86,700	59,350	59,350	2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	86,700	59,350	59,350.00
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	-
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	-
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	-
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	-
April 3,2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	-
April 3,2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	-
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	-
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	-
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	-
July 13, 2020	AGA Bonus 2020-1	79,861	17,885	48,362	13,614	13,614	-
August 5, 2020	AGAP Employees 2020-1	766,650	269,282	—	497,368	497,368	-
August 5, 2020	AGAP Management 2020-1	710,000	60,000	—	650,000	650,000	-
July 22, 2021	AGA Bonus 2021-1	125,748	—	—	125,748	125,748	-
October 1, 2021	AGAP Employees 2021-1	1,066,600	67,800	—	998,800	998,800	-
October 1, 2021	AGAP Management 2021-1	610,000	90,000	—	520,000	520,000	-
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	-
November 4, 2019	AGAP 2019 Employees 2019	546,700	202,400	—	344,300	344,300	-
November 4, 2019	AGAP 2019 Management 2019	355,000	60,000	—	295,000	295,000	-
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	11.00
	Total as of June 30, 2022	8,200,356	1,314,857	2,061,019	4,824,480	5,576,052

Innate Pharma |Half-year financial report June 30, 2022 | 34

12.Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2022	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost (2)	Fair value
Financial assets
Non-current financial assets	34,806	34,806	—	34,806
Trade receivables and others	61,531	—	61,531	61,531
Short-term investments	20,401	20,401	—	20,401
Cash and cash equivalents	102,949	102,949	—	102,949
Total financial assets	219,687	158,156	61,531	219,687
Financial liabilities
Financial liabilities—non-current portion	12,523	—	12,523	12,523
Financial liabilities—current portion	30,851	—	30,851	30,851
Trade payables and others	18,667	—	18,667	18,667
Total financial liabilities	62,041	—	62,041	62,041

As of December 31, 2021	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized Cost (2)	Fair value
Financial assets
Non-current financial assets	39,878	39,878	—	39,878
Trade receivables and others	48,241	—	48,241	48,241
Short-term investments	16,080	16,080	—	16,080
Cash and cash equivalents	103,756	103,756	—	103,756
Total financial assets	207,955	159,714	48,241	207,955
Financial liabilities
Financial liabilities—non-current portion	13,503	—	13,503	13,503
Financial liabilities—current portion	30,748	—	30,748	30,748
Trade payables and others	28,573	—	28,573	28,573
Total financial liabilities	72,824	—	72,824	72,824

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
In accordance with the amendments to IFRS 7, financial instruments are presented in three categories based on a hierarchy of methods used to determine fair value:

Level 1: fair value determined based on quoted prices in active markets for assets or liabilities;

Level 2: fair value determined on the observable database for the asset or liability concerned either directly or indirectly;

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Level 3: fair value determined on the basis of evaluation techniques based in whole or in part on unobservable data.

13.Revenue, government financing for research expenditures and sales
13.1Revenue from collaboration and licensing agreements

Revenues from collaboration and licensing agreements result from agreements signed with AstraZeneca and Sanofi :

(in thousands of euro)	June 30, 2022	June 30, 2021

Proceeds from collaboration and licensing agreements	41,919	7,095
of which monalizumab agreement (AstraZeneca)	16,440	6,095
of which IPH5201 agreement (AstraZeneca)	4,826	—
of which preclinical molecules agreement (AstraZeneca)	17,400	—
of which Sanofi agreement	3,000	1,000
of which other agreements	252	—
Invoicing of R&D costs (IPH5201 and advoralimab agreements)	(21)	1,209
Exchange gains or losses on collaboration agreement	(627)	—
Revenue from collaboration and licensing agreements	41,271	8,304

a) Revenue recognition related to monalizumab AZ agreements and amendments
Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2020	26,572
Revenue for the six months ended June 30, 2021	(6,095)
Transfer from / (to) collaboration liabilities	188
As of June 30, 2021	20,665

As of December 31, 2021	20,159
Increase in deffered revenu resulting from the $50m milestone relating to the dosage of the first patent in the Phase 3 trial PACIFIC-9	47,687
Revenue for the six months ended June 30, 2022	(16,440)
Transfer from / (to) collaboration liabilities	(34,094)
As of June 30, 2022	17,312
(1) The increase in deferred revenue relating to monalizumab agreement between December 31, 2021 and June 30, 2022 is explained by the additional payment of €47,687 thousand ($50,000 thousand) made by AstraZeneca in June 2022 and triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This increase has led to a simultaneous increase in collaboration commitment ("collaboration liability"- see below) of €34,335 thousand ($36,000 thousand) in accordance with the Company’s July 2019 option concerning the co-financing of Phase 3 trials in the field of collaboration.
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Change in collaboration liabilities relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2020	46,686
Revenue for the six months ended Additions	1,501
Deductions	(2,253)
As of June 30, 2021	45,934

As of December 31, 2021	40,415
Revenue for the six months ended Additions (1)	38,568
Deductions	(5,862)
As of June 30, 2022	73,121
(1) The increase in collaboration liabilities relating to monalizumab agreement between December 31, 2021 and June 30, 2022 mainly results from (i) a €34,335 thousand ($36,000 thousand) increase in collaboration commitments in connection with the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022, and (ii) a €3.7 million increase in the collaboration commitments in connection with exchange rate fluctuations over the period.

b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the six months ended June 30, 2022 is €4,826 thousand and results from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
c) Revenue related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules)

Change in deferred revenue relating to the 2018 future programs option agreement

(in thousands of euro)	Total
As of December 31, 2021	17,400
Augmentation	—
Deductions	(17,400)
As of June 30, 2022	—
During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". Consequently, the entire initial payment of €17,400 thousand was recognized as revenue as of June 30, 2022.

d) Revenue related to IPH6401 - Sanofi

Revenue related to IPH6401 under the collaboration and license agreement signed with Sanofi is €3,000 thousand for the six months ended June 30, 2022, as compared to a revenue of €1,000 thousand as of June 30, 2021. During the period, the Company announced the decision taken by Sanofi to advance IPH6401/SAR’514 towards regulatory
Innate Pharma |Half-year financial report June 30, 2022 | 37

preclinical studies aimed at studying an investigational new drug. This selection triggered a €3.0 million milestone payment from Sanofi to the Company fully recognized in revenue as of June 30, 2022. This amount was received by the Company on September 9, 2022.
e) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2021	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2022
Monalizumab	20,159	(16,440)	47,687	(34,094)	17,310
IPH5201	—	—	—	—	—
Preclinical molecules	17,400	(17,400)	—	—	—
Others	353	(235)	—	—	117
Total	37,912	(34,075)	47,687	(34,094)	17,427

(in thousands of euro)	As of December 31, 2020	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2021
Monalizumab	26,572	(6,095)	—	188	20,665
IPH5201	—	—	—	—	—
Preclinical molecules	17,400	—	—	—	17,400
Total	43,973	(6,095)	—	188	38,066

13.2Government financing for research expenditures

The Company receives grants from the European Commission, French government and state organizations in several different forms:
•Research Tax Credits; and
• Investment and operating grants.
As of June 30, 2022 and 2021, an estimate of the research tax credit amount for the first half period is calculated on the basis of eligible expenses over the period. Since January 1, 2022, public subcontracting expenses are no longer taken into account for twice their amount in the CIR calculation.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

(in thousands of euro)	June 30, 2022	June 30, 2021

Research tax credit	4,270	4,933
Grant	49	1,435
Government financing for research expenditures	4,319	6,368
As a reminder, as of June 30, 2021, the total amount of grants recognized in the income statement includes an amount of €1,360 thousand representing the first tranche related to the BPI financing contract signed in August 2020 as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19.

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14.Operating expenses

(in thousands of euro)	June 30, 2022			June 30, 2021 (1)
	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs(2)	(10,727)	—	(10,727)	(10,179)	(13)	(10,193)
Cost of supplies and consumable materials	(1,663)	(285)	(1,948)	(1,513)	(666)	(2,180)
Personnel expenses other than share-based compensation	(7,447)	(4,448)	(11,895)	(6,827)	(4,573)	(11,400)
Share-based compensation	(1,275)	(1,321)	(2,596)	(219)	(633)	(852)
Personnel expenses	(8,722)	(5,769)	(14,491)	(7,046)	(5,206)	(12,252)
Non-scientific advisory and consulting(3)	(752)	(2,242)	(2,994)	(175)	(2,501)	(2,676)
Leasing and maintenance	(97)	(961)	(1,058)	(131)	(1,017)	(1,148)
Travel expenses and meeting attendance	(245)	(109)	(354)	(22)	(36)	(58)
Marketing, communication and public relations	(84)	(375)	(459)	(44)	(115)	(159)
Scientific advisory and consulting(4)	(360)	—	(360)	4	(83)	(79)
Other purchases and external expenses	(9)	(1,123)	(1,132)	—	(1,255)	(1,255)
Depreciation and amortization	(1,274)	(768)	(2,042)	(1,473)	(689)	(2,161)
Intellectual property expenses	(492)	(176)	(668)	(779)	(20)	(798)
Other income and (expenses), net	(531)	(332)	(863)	151	(1,043)	(892)
Total operating expenses	(24,956)	(12,140)	(37,096)	(21,208)	(12,643)	(33,851)

(1)Items relating to the six months ended June 30, 2021 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. These items are presented in note 17.

(2)The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties.

(3)Non-scientific advisory and consulting are services performed to support the general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(4)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.
14.1Personnel expenses other than share-based compensation

The line item amounted to €11,895 thousand and €11,400 thousand for the six months ended June 30, 2022 and 2021 respectively. The Company had 213 employees at June 30, 2022, compared to 212 at June 30, 2021.

14.2Depreciation and amortization

The line item is mainly composed of the amortization of the rights of monalizumab intangible asset as of June 30, 2022, and 2021 (see Note 6).

14.3Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

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15.Net financial income / (loss)
Net financial income (loss) can be analyzed as follows :

(in thousands of euro)	June 30, 2022	June 30, 2021

Interests on financial assets	198	171
Change in valuation allowance on financial instruments	53	1,040
Foreign exchange gains	3,797	2,185
Other financial income	—	94
Financial income	4,048	3,490
Foreign exchange losses	(3,663)	(1,602)
Unrealized losses on financial assets	(2,309)	—
Interest on financial liabilities	(194)	(160)
Other financial expenses	—	(18)
Financial expenses	(6,166)	(1,781)
Net financial income (loss)	(2,118)	1,709
For the six months ended June 30, 2022 and 2021, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.

16.Income tax / (expense)
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities. The main temporary differences are related to the application of the IFRS 15 standard for fiscal years beginning on or after January 1, 2018, finance leases, provisions for pension commitments and tax loss carryforwards.

The Company did not recognize a current tax expense as at June 30, 2022 regarding a projected tax rate of nil as of December 31, 2022. As of June 30, 2022, the accumulated tax losses carryforwards of Innate Pharma SA were €392,359 thousand with no expiration date (same amount as of December 31, 2021). As of June 30, 2022, the accumulated tax losses carryforwards of Innate Pharma Inc had tax losses that could be carried forward indefinitely and carried forward over a period of 20 years for the respective amounts of €14,967 thousand and €515 thousand for a total of €15,482 thousand or $16,081 thousand (same amount as of December 31, 2021).
17. Discontinued Operations
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Thus, the activities related to Lumoxiti are presented as a discontinued operation as of October 1, 2021 (and for all subsequent and prior period).

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a) Financial Performance

(in thousands of euro)	June 30, 2022	June 30, 2021
Revenue and other income
Revenue from collaboration and licensing agreements	—	—
Sales	42	1,015
Total revenue and other income	42	1,015
Operating expenses
Research and development expenses	(11)	(586)
Selling, general and administrative expenses	(104)	(6,678)
Impairment of intangible assets	—	—
Total operating expenses	(115)	(7,264)
Net income (loss) from distribution agreements	—	—
Operating income (loss)	(73)	(6,249)
Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—
Net income (loss) before tax	(73)	(6,249)
Income tax expense	—	—
Net income (loss) from discontinued operations	(73)	(6,249)
b) Cash-Flows

(in thousands of euro)	June 30, 2022	June 30, 2021
Net cash generated from / (used in) operating activities	(5,539)	(4,398)
Net cash generated from / (used in) investing activities	—	—
Net cash generated from / (used in) financing activities	—	—
Net cash flows from discontinued operations	(5,539)	(4,398)
18.Commitments, contingencies and litigation
18.1Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2021:
•non-cancellable purchase commitments as of June 30, 2022 for a total of €2,666 thousand with various CMOs.These commitments are comprised of non-cancellable purchase orders placed during the first half of 2022 with contract manufacturing organizations (CMOs) for the supply of various services in relation with preclinical work for an amount of €2,485 thousand and clinical work for an amount of €181 thousand. The execution of these services has not yet started at the date of this report.

18.2Contingencies and litigations
The Company is exposed to contingent liabilities relating to legal actions before the labor court happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is
Innate Pharma |Half-year financial report June 30, 2022 | 41

involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation as of June 30, 2022.

18.3Provisions
Provisions amounted to €1,035 thousand and €900 thousand as of June 30, 2022 and December 31, 2021, respectively. The amount of provisions as of June 30, 2022 mainly relates to the provision for charges of €578 thousand relating to the payment to be made to Orega Biotech SAS upon receipt of the $5.0 million milestone payment from AstraZeneca following the signature on June 1, 2022, of an amendment to the IPH5201 initial collaboration and agreement signed in October, 2018. As a reminder, Orega Biotech SAS claimed joint ownership of certain patents relating to IPH5201. The Company and Orega Biotech have resolved these claims in an arbitration proceeding, which decision was rendered in December 2021. As a result of this decision, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201.

19.Related party transactions
Members of the Executive Board and Other Executive Members
For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

(in thousands of euro)	June 30, 2022	June 30, 2021

Personnel and other short-term employee benefits	1,205	1,881
Extra pension benefits	11	—
Share-based compensation	891	538
Executive Board Members and other Executive Members compensation	2,107	2,419

Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2022 and 2021 respectively.
Members of the Supervisory Board
The Company recognized a provision of €176 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2022. This amount includes the compensation for the Chairman of the Supervisory Board.
Related parties
Novo Nordisk A/S is a shareholder, Supervisory Board member and is related to the Company by three licensing agreements related to the drug-candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2022, the Company has no liability to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201 and preclinical molecules) and by a termination and transition agreement relating to the rights of the drug Lumoxiti. The payments between the two companies as well as the liabilities and receivables as of June 30, 2022 are as follows:
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	As of June 30,2022
(in thousands of euro)	Payments	Assets/Liabilities

Collection (AstraZeneca to the Company) / Receivables	48,744	5,691
Payments (the Company to AstraZeneca) / Liabilities	(11,535)	(5,121)
Total	37,209	570

Hervé Brailly is Chairman of the Supervisory Board of the Company and was a member of the Strategy Committee of Mi-mAbs until December 2021. Mi-mAbs is a company with which the Company entered into a framework contract on February 2, 2021 for the provision of services by Mi-mAbs of services in connection with the generation of monoclonal antibodies, the production of monoclonal antibodies or conjugated antibodies, or the in vitro or in vivo pharmacological characterization of potential drug candidates belonging to the Society. The maximum amount paid by the Company under this contract is capped at €600 thousand. The contract was initially concluded on February 2, 2021, with retroactive effect, for a period of one year, from January 1, 2021 to December 31, 2021. It was renewed on December 17, 2021 for a period of one year from from January 1, 2022. An amendment signed in April 4, 2022 modified the maximum amount of the contract, to cap it at €1.0 million for the entire duration of the contract (i.e. years 2021 and 2022).

Subsidiaries
The business relationships between the Company and its subsidiary are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.

20.Income / (loss) per share
20.1Basic income / (loss) per share
Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	June 30, 2022	June 30, 2021

Net income/(loss)	6,303	(23,719)
Weighted average number of ordinary shares in circulation	79,753,657	78,997,954
Basic income/(loss) per share (€ per share)	0.08	(0.30)

20.2Diluted income / (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.
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In thousands of euro, except for data share	June 30, 2022	June 30, 2021
Net income/(loss) for the period	6,303	(23,719)
Weighted average number of ordinary shares in circulation	79,753,657	78,997,954
Adjustment for share instruments	2,132,098	—
Diluted income/(loss) per share (€ per share)	0.08	(0.30)

21.Events after the reporting date
On August 1, 2022, the Company announced that the combination of monalizumab and cetuximab did not reach the pre-specified efficacy threshold in the protocol-planned interim futility analysis of the Phase 3 INTERLINK-1 clinical study conducted by AstraZeneca. AstraZaneca has thus informed the Company that the study will be discontinued. Consequently, the Company is not eligible for the additional payment of $50.0 million as provided for in the amendment signed in September 2020 relating to the monalizumab collaboration and license agreement entered into with AstraZeneca in 2015. All other development and commercial milestone payments related to the agreement remain unchanged.

In August 2022, the Company communicated to Société Générale and BNP Paribas its desire to use the capital repayment extension options of the two State-Guaranteed Loans (“PGE”) contracted in December 2021. As a reminder, the Company had obtained non-dilutive financing of 28.7 million in the form of two PGEs from Société Générale (20.0 million euros) and BNP Paribas (8.7 million euros) with a maturity initial of one year with an option to extend up to five years. Discussions are currently underway with Société Générale and BNP Paribas regarding the conditions for extending repayment and the effective interest rate of loans. At the date of this report, the Company has obtained agreements in principle from Société Générale and BNP Paribas concerning financing rates after extension option of 1.56% and 0.95% respectively, excluding insurance and guarantee premium with an excess for the whole of 2023.

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STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION
This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L. 451-1-2-III of the French Monetary and Financial Code ("code monétaire et financier"), we hereby report to you on:

•the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1 to June 30, 2022,
•the verification of the information presented in the half-yearly management report.

These half-year condensed consolidated financial statements were prepared under the responsibility of the Executive Board. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, the IFRS standard as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in the half-yearly management report commenting the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Marseille and Paris-La Défense, September 15, 2022
The Statutory Auditors
French original signed by

Odycé Nexia SAS             Deloitte & Associés
Member of Nexia International
         Guy CASTINEL             Stéphane MENARD

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DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the condensed consolidated interim financial statements for the six months ended June 30, 2022 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chairman of the Executive Board
Mr Mondher Mahjoubi
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